Exhibit 4.7

Management’s Discussion and Analysis

For the year ended December 31, 2013

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Mining Corporation (“Osisko” or the “Company”) and its wholly owned subsidiaries for the year ended December 31, 2013 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2013. The audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Accounting Standards Board. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors and not members of management. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of March 18, 2014, the date where the Board of Directors has approved the Company’s audited consolidated financial statements for the year ended December 31, 2013 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Statements” section.

Mr. Luc Lessard, Eng., Senior Vice President and Chief Operating Officer of Osisko, Mr. Robert Wares, D.Sc., P.Geo., Senior Vice President, Exploration and Resource Development of Osisko and Mr. Donald Gervais, P.Geo., Technical Services Manager at the Canadian Malartic mine, are the Qualified Persons who have reviewed this Management’s Discussion and Analysis and are responsible for the technical information reported herein, including verification of the data disclosed.

Table of Contents

About Osisko	2
2013 Highlights	2
Canadian Malartic Mine	3
Exploration and Development	7
Sustainability and Community Relations	10
Human Resources	11
Gold Market, Energy and Currency	11
Selected Annual Financial Information	13
Overview of Financial Results	14
Liquidity and Capital Resources	16
Cash Flows	18
Fourth Quarter Results	21
Outlook	22
Contractual Obligations and Commitments	23
Off-balance Sheet Items	23
Outstanding Share Data	24
Subsequent Event	24
Risks and Uncertainties	24
Disclosure Controls and Internal Controls over Financial Reporting	28
Basis of Presentation of Consolidated Financial Statements	28
Critical Accounting Estimates and Judgements	29
Changes in Accounting Policies	31
Financial Instruments	34
Accounting Standards Issued but not yet Applied	34
Non-IFRS Financial Performance Measures	35
Caution Regarding Forward-Looking Statements	38
Corporate Information	39

Osisko Mining Corporation	Management’s Discussion and Analysis
2013 — Annual Report

About Osisko

Osisko is incorporated under the Canada Business Corporations Act and is focused on acquiring, exploring, developing and mining gold properties, with the aim of becoming a leading mid-tier gold producer.

The Company’s flagship asset is the Canadian Malartic mine located in Malartic, Québec. The Canadian Malartic deposit was acquired in late 2004, with drilling commencing in March 2005. Following an intensive drilling program, a $1 billion capital construction project was completed in early 2011 with the first gold poured in April 2011. Canadian Malartic reached commercial production on May 19, 2011. Since the beginning of commercial production and up to February 28, 2014, the Canadian Malartic mine has produced 1,140,653 ounces of gold.

Osisko acquired two advanced exploration projects, Hammond Reef (2010) and Upper Beaver (2012), both located in Ontario, Canada. The Company has several additional exploration projects located in the Americas.

2013 Highlights

•                        Record gold production of 475,277 ounces at cash costs per ounce(2) of $760;

•                        Earnings from Canadian Malartic of $190.3 million;

•                        Operating cash flows of $261.6 million;

•                        Increased cash and cash equivalents by $68.2 million;

•                        Cash resources(1) now stand at $210.5 million;

•                       Net loss of $455.1 million or $1.04 per share (including the impairment of Hammond Reef of $487.8 million after taxes);

•                        Adjusted net earnings(2) of $116.0 million;

•                        Investment of $182.5 million in mining assets and projects;

•                        Tonnage processed at 18.0 million tonnes (average of 52,350 tonnes per operating day);

•                       Final deposit of $11.6 million to cover the future rehabilitation costs of the Canadian Malartic mine, for a total deposit to date of $46.4 million, representing 100% of the required guarantee;

•                        Delivered on capital expenditure reduction program: over $96.0 million;

•                        Negotiated agreement with lenders to extend repayment period and reduce interest rate;

•                        Repayment of $39.2 million in debt.

2014 Highlights

•                      On January 13, 2014, Goldcorp Inc. announced an unsolicited take-over bid to acquire all of the outstanding common shares of Osisko;

•                      Gold production of 96,265 ounces in the first two months of 2014 at average cash costs per ounce(2) of US$585.

(1) Includes cash and cash equivalents and restricted cash.

(2) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Canadian Malartic Mine

The Canadian Malartic mine is a large open pit operation located within the Town of Malartic.

Similarly to many large new mining projects, Canadian Malartic has faced challenges since commencement of commercial production in May 2011, during an extended ramp up period as it progresses its throughput to nameplate design capacity of 55,000 tonnes per day at its milling plant. These challenges required modifications to the crushing circuit with the addition of two large cone crushing units, a second pebble crusher and modifications to the ore conveying system which were completed in 2012. Modifications and optimization work has progressed well and the mill was at near name plate capacity (98%) on an operating day basis during 2013.

Following continued improvement in mill availability and throughput rates, the mine established a quarterly gold production record of 137,321 ounces in the fourth quarter of 2013. Average daily throughput reached 54,043 tonnes, in line with the third quarter of 2013 and a 17% increase over the corresponding period in 2012. Throughput rate progressed favorably in 2013 with seven quarterly increases since the end of 2011. Cash costs per ounce(3) for the fourth quarter amounted to $713. The mine generated operating earnings of $190.3 million, compared to $259.1 million in 2012. The decrease in profit from mine operations is mainly due to a 14% decline in the US$ price realized on the sale of gold and higher depreciation charges as a result of higher gold output.

The Canadian Malartic mine continues to establish new records in 2014. Gold production for the first two months of 2014 reached 96,265 ounces at average cash costs per ounce(3) of US$585.

Quarterly mine statistics are as follows:

	2013					2012(1)
(in $000’s)	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
Revenues	185,774	171,298	159,195	159,381	675,648	191,080	158,503	157,134	158,658	665,375
Mine operating costs
Production costs(2)	(94,545)	(91,788)	(90,043)	(80,928)	(357,304)	(94,635)	(77,012)	(88,682)	(69,105)	(329,434)
Royalties	(2,422)	(2,144)	(2,274)	(1,992)	(8,832)	(2,546)	(1,998)	(2,021)	(2,359)	(8,924)
Cash generated from mine operations(3)	88,807	77,366	66,878	76,461	309,512	93,899	79,493	66,431	87,194	327,017
Depreciation	(34,791)	(37,902)	(23,683)	(20,982)	(117,358)	(20,058)	(15,318)	(15,635)	(13,909)	(64,920)
Share-based compensation	(331)	(477)	(576)	(494)	(1,878)	(672)	(672)	(812)	(827)	(2,983)
Earnings from mine operations	53,685	38,987	42,619	54,985	190,276	73,169	63,503	49,984	72,458	259,114

(1)             Balances related to 2012 have been adjusted to reflect the impact of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, effective January 1, 2013, which had the impact of increasing mine operating earnings in prior quarters of 2012. See “Changes in accounting policies” section of the MD&A.

(2)             Production costs net of non-cash share-based compensation presented separately.

(3)             Cash generated from mine operations is a non-IFRS financial performance measure with no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Cash flows and earnings generated from the Canadian Malartic mine were lower in 2013. The decrease is the result of lower gold prices, partially offset by higher gold sales from higher production and lower cash costs. In 2013, 475,277 ounces of gold were produced and 464,991 ounces were sold compared respectively to 388,478 ounces and 394,603 ounces in 2012.

Mining

Approximately 58.4 million tonnes of ore and waste and 6.9 million tonnes of re-handling from stockpiles were moved during 2013 (179,000 tonnes/day), compared to 50.7 million tonnes of ore and waste and 8.0 million tonnes of re-handling from stockpiles during 2012 (160,000 tonnes/day). The fourth quarter was challenging for the mine after a record of tonnes moved in the third quarter. However, the last three blasts over a surface pillar were successfully executed during the fourth quarter which will improve mining operations going forward. These blasts required special procedures to ensure the safety of Osisko’s employees and the community and impacted productivity adversely.

(3) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Mining operations continued to be adversely affected in 2013 due to noise and weather constraints. As the mine is located in an urban area, the utilization of the mining fleet is occasionally reduced due to wind conditions to meet the noise-level restrictions. Operating procedures restrict blasting activities when winds are from the southerly direction as a precautionary measure to protect the community from potential NOx emissions. The mine staff continues to work at increasing productivity over the old mine workings and in the northern part of the deposit while ensuring workers safety. Higher grade materials were accessible in greater quantities in the fourth quarter and going forward.

Quarterly mine production is as follows:

	Ore	Waste(1)	Total Mined	Re-handling	Total Moved	Overburden
	(t)	(t)	(t)	(t)	(t)	(t)
Q4 2013	4,905,712	9,907,438	14,813,150	1,419,571	16,232,721	159,592
Q3 2013	4,423,224	11,334,861	15,758,085	1,767,602	17,525,687	304,535
Q2 2013	3,604,314	10,009,579	13,613,893	2,036,802	15,650,695	870,567
Q1 2013	4,090,870	10,157,993	14,248,863	1,626,651	15,875,514	1,783,318
YTD 2013	17,024,120	41,409,871	58,433,991	6,850,626	65,284,617	3,118,012
Q4 2012	3,553,080	7,846,981	11,400,061	2,121,248	13,521,309	627,476
Q3 2012	4,852,977	9,215,070	14,068,047	1,976,746	16,044,793	1,408,530
Q2 2012	3,234,013	9,545,522	12,779,535	2,460,224	15,239,759	1,739,705
Q1 2012	4,037,282	8,457,681	12,494,963	1,405,929	13,900,982	1,954,030
Total 2012	15,677,352	35,065,254	50,742,606	7,964,147	58,706,753	5,729,741

(1)                 Including topographic drilling of 4.9 million tonnes in 2013 and 2.5 million tonnes for the year 2012.

During 2013, a total of 18,830 equipment hours were lost due to noise and weather constraints compared to 14,840 equipment hours in 2012. Quarterly statistics are as follows:

	Number of Hours	(%)
Q4 2013	7,670	6.3
Q3 2013	5,180	4.3
Q2 2013	4,470	3.9
Q1 2013	1,510	1.4
Q4 2012	2,840	2.5
Q3 2012	5,830	5.3
Q2 2012	4,510	4.6
Q1 2012	1,660	1.9

On February 13, 2013, the Québec Government approved a new decree which modified the operating parameters of the Canadian Malartic mine. Changes included extending the duration of blasts, increasing the time period during which blasts can be executed, and provided greater access to the northern part of the deposit. The modified parameters provide greater flexibility in day-to-day operations.

Milling

Production in the fourth quarter of 2013 averaged 54,043 tonnes per operating day and averaged 52,350 tonnes per operating day for the year 2013. Continued optimization of operations at the mill, the two cone crushers and the additional pebble crusher installed in 2012 allowed the mill to reach new records in 2013. In coordination with the technical advisors, the Canadian Malartic team continues to work on improving the mill throughput and enhancing operating efficiencies.

Mill feed for the fourth quarter of 2013 averaged 1.04g/t Au, 16% higher than the third quarter. Recoveries continued to exceed average feasibility forecasts by 2%, averaging 88.9% for the year.

Operating statistics at the mill are as follows:

						Tonnes
	Total			Tonnage	Tonnes	per
	Available	Operating		Processed	per	Operating
	Hours	Hours	(%)	(t)	Operating Hour	Day (1)
Q4 2013	2,208	2,054	93	4,647,677	2,263	54,043
Q3 2013	2,208	2,061	93	4,682,530	2,272	54,133
Q2 2013	2,184	2,014	92	4,444,042	2,207	52,592
Q1 2013	2,160	2,082	96	4,234,001	2,033	48,667
Q4 2012	2,208	2,052	93	4,088,021	1,992	47,535
Q3 2012	2,208	2,071	94	3,756,768	1,814	43,181
Q2 2012	2,184	1,960	90	3,236,281	1,651	38,074
Q1 2012	2,184	1,890	87	2,965,456	1,569	35,728

(1)         2013: In Q4 2013, the mill was shut down for 6 days for scheduled maintenance. In Q3 2013, the mill was shut down for 5.5 days for scheduled maintenance. In Q2 2013, the mill was shut down for 6.5 days, including 5.5 days for scheduled maintenance. In Q1 2013, the mill was shut down for 3 days for maintenance on the conveyor and for SAG mill liner change.

2012: In Q4 2012, the mill was shut down 6 days for scheduled maintenance and the second pebble installation. The throughput at the mill was reduced at 42,000 tonnes per day for a 15-day period during the installation of the second pebble crusher. In Q3 2012, the mill was shut down for a scheduled 5-day period for a liner change (secondary crushers, SAG and ball mills). In Q2 2012, the mill was shut down for a 6-day period following a fire at the mill. In Q1 2012, the mill was shut down for a 7-day period for the installation of the first unit of the secondary crusher and one day for maintenance.

Production statistics are as follows:

	2013					2012
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total

Tonnes milled (t)	4,647,677	4,682,530	4,444,042	4,234,001	17,024,120	4,088,021	3,756,768	3,236,281	2,965,456	14,046,526

Grade (g/t Au)	1.04	0.90	0.87	0.88	0.92	0.87	0.97	0.99	1.05	0.96
Recovery Au (%)	88.6	89.2	89.7	88.0	88.9	88.8	88.7	89.2	91.2	89.4
Gold ounces produced (oz)	137,321	120,208	111,701	106,047	475,277	101,544	103,753	92,003	91,178	388,478
Gold ounces sold (oz)	136,826	123,151	109,503	95,511	464,991	111,104	95,424	95,675	92,400	394,603

Grade (g/t Ag)	1.06	1.09	1.12	0.86	1.04	0.78	0.74	0.75	0.77	0.76
Recovery Ag (%)	72.9	68.4	69.5	71.5	70.5	69.4	60.5	66.1	73.0	67.1
Silver ounces produced (oz)	115,562	112,637	110,823	83,597	422,619	71,227	54,011	51,193	53,842	230,273
Silver ounces sold (oz)	106,907	117,750	95,205	73,683	393,545	74,100	49,751	48,880	52,800	225,531

Focus in 2013 was to complete the final stage of the mill ramp up to steady state 55,000 tonnes per operating day and to optimize the mining schedule to increase mill feed grade and mine production and to reduce operating costs. The mill is now operating near name plate capacity.

Optimization program

Since the commencement of operations, Osisko has continued to work on various initiatives to optimize the operations. The initiatives include:

a)               Increase throughput rate to name plate capacity of 55,000 tonnes per day

•               Add crushing capacity

•               Improve mill availability

During the fourth quarter of 2013, throughput rate reached 54,043 tonnes per operating day.

b)              Improve mining activities

•               Gain flexibility by developing additional working areas

•               Improve drilling and blasting procedures

•               Increase equipment availability

•               Improve productivity over old-mine working areas

•               Gain access to higher grade materials

During the fourth quarter of 2013, grade averaged 1.04g/t, a 16% increase over the third quarter of 2013. The trend continued in 2014 with average grade processed of 1.13g/t in January and February. For the year 2013 tonnes moved per day reached an average of 179,000, a 12% increase over the year 2012.

c)                 Optimize costs

•               Reduce the use of contractors

•               Improve utilization of supplies and materials

•               Reduce cost of materials through better procurement and logistics

In 2013, cash costs per ounce(4) were reduced by 11% compared to the year 2012.

Several of these initiatives have been completed and are contributing to improve effectiveness. The Company is maintaining its continuous improvement efforts to optimize operations and is pursuing cost reductions with its suppliers. It anticipates that it will gain further benefits over the upcoming quarters, which should favorably impact production costs.

Operating Costs

Cash costs per ounce(4) in 2013 stood at $760, compared to $849 in 2012. The improvement is mainly the result of increased throughput and gold production, improved efficiencies and reduction in contractors’ costs. As the operations at Canadian Malartic are further optimized, the operating costs should continue their downward trend.

Reserves and Resources

As of January 1, 2014, the updated ore reserve estimates stood at 9.37 million ounces at the Canadian Malartic mine. The reserve base is calculated at US$1,300 per ounce of gold and is presented in the table below:

Reserve and resource estimates

with a lower cut-off grade of 0.263 to 0.332 g/t Au

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven Reserves	65.9	0.92	1.94
Probable Reserves	215.3	1.07	7.43
Proven & Probable Reserves	281.2	1.04	9.37
Measured and Indicated Resources	327.0	1.06	11.10
Inferred Resources	48.1	0.75	1.16

The Company continues to work with Québec’s Ministry of Transport and the Town of Malartic on the deviation of a highway to gain access to the higher grade Barnat deposit, included in the reserve and resource estimates table above. The final layout has been completed, the environmental impact study is expected to be completed by the beginning of the second quarter of 2014 and a request for public hearings will be made by the Company. It is expected that the Barnat deposit will provide higher ore grade mill feed.

On February 26, 2014 the Québec Government adopted a decree authorizing the exploitation of the Gouldie deposit. Since then the pre-stripping activity has been initiated for the Gouldie deposit.

New Mining Legislation

On December 10, 2013, the Québec Government adopted a new mining legislation including requirements for public hearings on mining projects in excess of 2,500 tonnes per day, formation of monitoring committees to promote local benefits and increase disclosure on mining taxes paid and extraction rates from deposits. The new legislation is not expected to have a negative impact on Osisko’s activities.

(4) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Mining Tax Act

Québec Bill 55, which contains amendments to Québec’s Mining Tax Act, received first reading in the Québec legislature on November 12, 2013. The Bill introduces a new method for computing mining tax where the rate for mining taxes on profit has been modified from a fiscal rate of 16% to a progressive rate ranging from 16% to 28% (maximum effective rate of 22.9%) based on the profitability of the operations (% of margin on gross sales). As the regime has not yet been enacted, it cannot be considered as substantially enacted from an accounting perspective; therefore, the impact of these modifications has not been reflected in the Consolidated Financial Statements. Pursuant to an order of the Government of Québec issued on March 5, 2014 a general election will be held in Québec on April 7. As such, the bill may or may not be re-introduced in the Québec National Assembly after the election depending on the outcome.

Exploration and Development

Prior to mid 2009, the Company’s efforts were focused solely on the development of its flagship asset, the Canadian Malartic mine. Following the securing of the financing, the necessary authorizations and the construction release, the Company began to seek other opportunities to complement the Canadian Malartic mine. The overall objective is for Osisko to achieve the status of a leading intermediate gold producer with annual production of 1 million ounces. The strategy is to create value through the identification and development of gold reserves and resources.

To build on its gold mining asset base, the Company has acquired advanced exploration projects, has entered into exploration agreements, has staked ground, and has invested in various public and private exploration companies with promising gold projects. Osisko continues to focus its efforts on its new Kirkland Lake area properties and in Mexico.

Osisko enjoys flexibility on its major projects, a benefit of being the sole owner, and thus can select the rate of execution of its investment programs without concern for compromising ownership rights.

Upper Beaver Project and Kirkland Lake — Larder Camp

On December 28, 2012, Osisko acquired Queenston Mining Inc., a Canadian mineral exploration and development company with a primary focus on its holdings in the historic Kirkland Lake gold camp comprising 230km2 of exploration lands and the Upper Beaver Project. Queenston Mining Inc. (“Queenston”) changed its name to Osisko Mining Ltd. on January 16, 2013.

The Queenston transaction provides the Company with a major foothold in a prolific gold camp that has produced in excess of 40 million ounces. Queenston had consolidated the land package over the past 20 years. To date, there have been several satellite deposits identified that could feed a regional mill.

The Upper Beaver Project has the following resources as calculated by SRK Consulting, as of November 5, 2012.

	Tonnes	Au	Cu	Contained Au	Contained Cu
Category	(000’s)	(g/t)	(%)	(000’s ounces)	(000’s pounds)

Indicated	6,870	6.62	0.37	1,461	56,006
Inferred	4,570	4.85	0.32	712	32,218

The work at Upper Beaver is focused on drilling deep holes to test extensions of known zones. The Company has completed approximately 37,850 meters of drilling since January 1, 2013. Work is currently limited to completion of current holes and compiling information generated during the drilling phase to date, and on conducting basic geological review and interpretation over the land package held in the area.

The shaft collar work was completed. Construction of the head frame and surface facilities has been delayed, as well as the shaft sinking. The pause in the project execution plan allows for the review of the construction and development approach with the aim of reducing the capital outlays. This reassessment period resulted in a deferral of approximately $61.5 million of the planned Upper Beaver outlays of $70 million for 2013.

The exploration expenditures at Kirkland Lake for 2013 stood at $19.0 million compared to the original budget of $20 million. At the end of 2013, an intensive drilling program has been initiated and in February 2014, Osisko announced the discovery of a potentially large, bulk tonnage disseminated gold deposit on its 100% owned Kirkland Lake project. This discovery, named the “Canadian Kirkland” zone, consists of a previously unreported type of mineralization in this world-class gold camp. For more information, please refer to Osisko’s press release dated February 21, 2014, New Discovery Named “Canadian Kirkland” Confirms Potential for Bulk Tonnage Gold in Kirkland Camp, available on Osisko’s website at www.osisko.com.

Hammond Reef Gold Project

Osisko acquired the Hammond Reef gold project located near Atikokan in Northwestern Ontario, through the acquisition of publicly traded Brett Resources Inc. in mid 2010 for $375.0 million. Hammond Reef is a large development project with potential to become a substantial open-pit mine. In the period, efforts were focused on the advancement of the environmental impact assessment.

A new resource estimate for Hammond Reef was released on January 28, 2013. As per the estimate, global measured and indicated resources currently stand at 5.43 million ounces gold at an average grade of 0.86 g/t Au and the global inferred resource stands at 1.75 million ounces gold at an average grade of 0.72 g/t (based on 0.50 g/t Au lower cut-off).

Hammond Reef Global Resource Estimates

Category	Grade (g/t)	Tonnes (M)	Cut-off (g/t)	Oz (M)
Measured	0.90	123.5	0.5	3.59
Indicated	0.78	72.9	0.5	1.83
M+I	0.86	196.4	0.5	5.43
Inferred	0.72	75.7	0.5	1.75

Further, a whittle pit optimized undiluted resource was calculated (US$1,400 whittle pit shell), totaling 5.31 million ounces of gold at an average grade of 0.72 g/t in the measured and indicated category, and 0.28 million ounces of gold at an average grade of 0.65 g/t in the remaining inferred category.

Hammond Reef Undiluted Resource Estimates

within US$1,400 Whittle pit shell

Category	Grade (g/t)	Tonnes (M)	Cut-off (g/t)	Oz (M)
Measured	0.75	175.3	0.32	4.25
Indicated	0.61	54.1	0.32	1.06
M+I	0.72	229.5	0.32	5.31
Inferred	0.65	13.3	0.32	0.28

Permitting

For the Hammond Reef gold project, permitting is subject to approvals from both Federal (Canadian Environmental Assessment Agency) and Provincial (Ministry of the Environment, Environmental Approvals Branch) authorities.

•                  The Ontario Minister of Environment provided approval to the Final Amended Terms of Reference for the environmental approval on July 4, 2012 while the Federal Agency had finalized the Environmental Impact Statement Guidelines for the preparation of the Environmental Impact Statement in October of 2011;

•                  A draft Environmental Assessment / Environmental Impact Statement report was submitted on February 15, 2013. The five week comment period ended on April 5, 2013. Comments were received from Aboriginal groups, the public and the government review team. Osisko held different meetings and teleconferences during the quarter with the governments, aboriginal groups and the public, to respond to the various comments raised;

•                  The final Environmental Impact Assessment was submitted for a conformity review on December 13, 2013 and Osisko is pursuing the obtention of permits.

Impairment

Osisko’s technical team is progressing on the feasibility study of the project. Due to significant inflation in the mineral industry over the past few years, the preliminary estimate of capital cost for a 60,000 tonnes per day operation ranges between $1.5 and $1.8 billion. Gold output is estimated to average 400,000 ounces per annum at a production cost of $800 to $850 per ounce. The mine life is estimated at 12 years for a total of 4.3 million ounces to be recovered. The group is continuing to review alternatives to optimize capital and operating costs and improve the returns. Under the current project scope, the Hammond Reef gold project requires higher gold prices to justify the investment.

Based on preliminary feasibility results and current market conditions in the gold sector, the Company undertook a review of its project at the end of the second quarter of 2013. The Company conducted impairment testing of Hammond Reef in conformity with IFRS practices and determined that an impairment charge of $487.8 million, net of a deferred tax recovery of $43.1 million, was necessary. Accordingly, the project value recorded on the Company’s books was reduced to nil in the second quarter of 2013. The inflation-adjusted post-tax discount rate used in the calculation was 7.55%.

The Company will continue to pursue low-cost permitting activities in the near-term and will continue to monitor market conditions and review optimization scenarios.

Guerrero (Mexico)

The Company has been active in Mexico in acquiring prospective ground to conduct grassroots activities. To date, the Company has acquired approximately one million hectares in the prolific Guerrero Gold Belt.

The Company continues to pursue initial grassroots activities including trenching and sampling, studying geochemistry and geophysical data, identifying drill targets and conducting initial drilling. Efforts were hampered by adverse weather conditions, which severely impacted local infrastructures. Osisko is working with various communities to repair the infrastructures and the exploration program has resumed in October.

Black Hills property (USA)

In March, 2013, Osisko executed an option agreement with Goldfinders LLC to jointly work their property located in the Black Hills of South Dakota, approximately 25 kilometers south of the city of Lead and the former Homestake mine (production between 1878 and 2000 is about 38 million ounces of gold). The property consists of approximately 200 standard lode mineral claims, although additional claims are being considered and will be included into the agreement. The agreement grants Osisko an option to earn a 100% interest in the property on total expenditures of $6.65 million over 6 years and cash payments of $3.0 million.

Other grassroots projects

In 2013, due to disappointing results of drilling programs completed, several grassroots projects were abandoned and a total amount of $18.0 million was written off in 2013. This amount also includes $3.0 million for the Famatina gold project in Argentina written off due to the declining attractiveness of the investment climate in Argentina. The following projects were written-off in 2013:

Erika project, Mexico	$0.7 million
Nevada gold projects, USA	$4.2 million
Courville gold project, QC	$2.3 million
Casault gold project, QC	$2.8 million
Au33 gold project, QC	$1.4 million
Famatina, Argentina	$3.0 million
Red Lake Extension property, ON	$0.9 million
Others	$2.7 million
$18.0 million

Investment in exploration companies

In its search for exploration opportunities within the Americas, the Company’s strategy also includes investing in junior mining companies. As at December 31, 2013, Osisko has investments in several junior mining companies, including in Ryan Gold, Bowmore Exploration, Braeval Mining, Threegold Resources, Falco Pacific Resource Group, Nighthawk Gold, Pershimco Resources, Orex Exploration and Mistango River Resources. In 2013, the Company recorded impairment charges of $18.0 million ($0.6 million in 2012) related to those investments.

Sustainability and Community Relations

Osisko maintains an active stakeholder program to secure and retain its social license to operate. The program includes maintaining active dialogue with the various parties including governments, participating in community social and economic development projects, as well as funding various initiatives in health, education and sport.

On July 5, 2013, Osisko deposited $11.6 million for the Government of Québec, representing the balance of the total guarantee required to cover the entire future costs of rehabilitating the Canadian Malartic mine site. The aggregate deposits for the Government of Québec amount to $46.4 million. Osisko is the first mining company in Québec to deposit its full financial guarantee at commencement of operations, exceeding the legislation in force at that moment in the Province of Québec.

The Company has received 41 notices of non-compliance in 2013 for its Canadian Malartic operations. The Company received two administrative fines (each of $2,500) for surface water and final effluent non-compliance as well as a $389,000 regulatory fine regarding the construction of the green wall. The Company is contesting the latter allegation and the regulatory fine. The Company also responds to complaints/inquiries raised by the residents of Malartic. In 2013, some 203 complaints (2012: 457) were filed. The notices of non-compliance and the complaints/inquiries relate to noise, dust, blast suppressions, and NOx emissions during blasting. All are investigated and formal responses are filed with the regulatory agency. Periodically, environmental monitoring results are revised with the Monitoring Committee and the community.

The Company continues to pursue mitigation measures and new operating practices to minimize its impact on the community. Several research program and on-going modifications to equipment or operating practices are being pursued or implemented.

Mitigation measures have been or are being implemented and include the following items:

•                  Implementation of a research and development noise reduction plan for mobile equipment;

•                  Development of a sound prediction system correlating weather conditions and noise dispersion. Recording of data has started and modeling will require at least 6 months of data to establish correlation;

•                  Installation of insulated walls (containers) along ramp and transport roads.

During 2013, night operations were regularly suspended to comply with noise standards.

Since December 2012, the Company has been working with an independent consultant and various stakeholders to relaunch the Canadian Malartic Monitoring Committee (the “Monitoring Committee”). The Monitoring Committee is a key link between the residents and the management team of the Canadian Malartic mine to monitor compliance to commitments and to provide a formal vehicle for dialogue between the parties. Following the review of the situation, the consultant provided a plan to reactivate the Monitoring Committee, and participated in the selection of a new president and the appointment of six new members. In addition, new non-voting members were appointed from the Town of Malartic, various governmental agencies and the Canadian Malartic mine. Several meetings were held by the new committee and two public meetings were held to discuss the 117 highway deviation and the various potential health concerns with the regional health authorities. No major health issues were identified, and the health authorities are continuing their studies to inform the local residents.

As part of its outreach program, the Canadian Malartic Mine in cooperation with the Malartic Mineralogy Museum hosted formal tours of the operations for the third consecutive year. A record of 3,500 visitors participated between the mid-June to mid-September tourist season. The families of Canadian Malartic employees were hosted on site and 950 people participated at the open-house events.

Osisko is actively involved in the Malartic community through different initiatives. In 2013, Osisko committed $500,000 to the expansion of the day care center in Malartic (Centre de la Petite Enfance Bambin & Calin), $450,000 for the construction of affordable housing, $250,000 for the celebrations of the 75th anniversary of the Town of Malartic and contributed $206,000 to the fund “Fonds Essor Malartic Osisko (FEMO)” for several local and regional projects. In addition, Osisko, in collaboration with the Town of Malartic, participated in the establishment of a regional training site for first responders.

The Company published in late July its fifth annual Sustainability Report. The report covers the 2012 activities and is available on Osisko’s website at www.osisko.com.

Human Resources

The mining industry is faced with a highly competitive environment to attract and retain qualified human resources. Osisko has initiated several measures to recruit and retain employees. These include implementation of competitive remuneration programs, training and development opportunities, and providing a safe working environment. The Company has an extensive university and technical school support program by offering work term to students to complement their theoretical experiences with hands-on practical experience. Some 30 internships, along with 50 summer student positions, were offered in 2013.

Mr. Robert Wares was recently appointed Senior Vice President, Exploration and Resource Development on February 18, 2014. Mr. Wares, the founder of Osisko, had previously retired in 2012.

As at December 31, 2013, the Company employed 770 individuals at the following divisions:

	December 31,	December 31,	December 31,
	2013	2012	2011
Canadian Malartic	677	642	558
Hammond Reef	3	25	103
Upper Beaver / Kirkland Lake	28	64	—
Exploration	10	26	43
Corporate office	52	55	56
	770	812	760

The Company has intensified its efforts to improve its safety performance. The on-site accident frequency has improved significantly during 2013, and it is noteworthy that during five out of twelve months of 2013, no accidents were recorded at Canadian Malartic.

In order to align the interest of the employees with those of the shareholders, the Company has a number of equity remuneration programs. Approximately 66% of employees (69% based on admissibility) participate in the Company’s share purchase plan. Directors and officers are also required to have minimum direct shareholdings in Osisko.

Gold Market, Energy and Currency

Gold Market

Precious metals have been under pressure for most of the year and the fourth quarter gold price averaged at US$1,276/oz, the lowest quarterly price since the third quarter of 2010. During the fourth quarter, the price trended lower for the second time in 2013 towards a low of US$1,192/oz before rebounding at the start of 2014. After rising for 12 consecutive years, gold price closed US$453 or 27% lower than the 2012 close at US$1,205/oz and averaged for the year at US$1,411/oz, down 15% from 2012 average of US$1,669/oz.

The market was under pressure and mainly driven by the following developments during the year:

•                   Eroding demand for bullion as a store value was driven by the strength of the global equities;

•                   The absence of growing inflation;

•                   Signs of U.S. recovery fuelling speculations that the Federal Reserve would finally start tapering;

•                  Exchange-traded funds holdings have fallen more than 30% in 2013 suggesting that institutional investors remain bearish in the face of rising U.S. government bond yields; and

•                   Good physical demand from Asia especially from China.

Osisko believes that despite the decrease in the gold price in 2013, the fundamentals of the gold market remains well in place, namely:

•                    Expansionary monetary policies and continued effects of the economic problems around the world;

•                    High level of government indebtedness;

•                    Diversification of central bank currency holdings, particularly in emerging markets;

•                    Continued geo-political instability.

Global gold mine production continues to be relatively stable. The challenges of new production discoveries, high capital costs, suspension of major projects and permitting issues lead Osisko to believe that global production will remain stable or decline in the near/medium term.

The 5-year historical price is as follows:

(US$/ounce)	High	Low	Average	Close
2014 (Jan. & Feb.)	1,339	1,221	1,272	1,327
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406
2009	1,213	810	972	1,088

Energy

Osisko’s Canadian Malartic operations benefit from Québec’s low-cost reliable hydro-electric power. The utilization of this clean renewable energy source reduces the impact of volatile oil prices on the operations. However, as with other mining operations but to a lesser extent, oil prices have an impact on operating costs.

The oil price variation during the past years is as follows (rounded to the nearest dollar):

(US$/barrel)	High	Low	Average
2014 (Jan. & Feb.)	103	92	98
2013	111	87	98
2012	109	78	94
2011	114	76	95
2010	92	68	80

Currency

The Company is subject to currency fluctuations for its Canadian Malartic operations as about 60% of its costs are denominated in Canadian dollars while the gold produced at Canadian Malartic is sold in US dollars.

The exchange rate for the Canadian/US is outlined below:

	High	Low	Average	Close
2014 (Jan. & Feb.)	1.1171	1.0614	1.0994	1.1075
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Selected Annual Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	2013(4)	2012(4),(5)	2011(4)

Gold ounces produced	475,277	388,478	200,138
Gold ounces sold	464,991	394,603	175,000

Revenues	675,648	665,375	263,408
Earnings from mine operations	190,276	259,114	79,452
Net earnings (loss)	(455,103)	90,788	17,997
Basic and diluted net earnings (loss) per share	(1.04)	0.23	0.05

Total assets	2,222,001	2,687,905	2,069,242
Total non-current liabilities	333,259	346,668	253,303

Capital expenditures	182,510	253,564	356,787

Operating cash flows	261,566	271,506	85,700
Operating cash flows per share (1)	0.60	0.70	0.22

Average selling price of gold (per ounce sold)
In CAD	1,433	1,668	1,675
In USD (3)	1,388	1,669	1,667
Cash costs per ounce (1)(2)
In CAD	760	849	952
In USD (3)	738	849	955

Cash margin per ounce (1)(2)
In CAD	673	819	723
In USD (3)	650	820	712

Shares outstanding (in thousands)
Basic weighted average	437,193	388,577	383,372
Diluted weighted average	437,193	390,874	389,933

(1)            “Operating cash flows per share”, “cash costs per ounce” and “cash margin per ounce” are non-IFRS financial performance measures with no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

(2)            Using actual exchange rates at the date of the transactions.

(3)            Using the weighted average exchange rate for the period, based on monthly sales and costs.

(4)            Financial information in Canadian dollars and prepared in accordance with IFRS.

(5)            Balances related to 2012 have been adjusted to reflect the impact of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. See “Changes in accounting policies” section of the MD&A.

The average prices of gold and silver in US$ are summarized below:

	Year ended December 31, 2013		Year ended December 31, 2012
	Realized prices	Market prices	Realized prices	Market prices
	per ounce	per ounce (i)	per ounce	per ounce (i)
Gold	1,388	1,411	1,669	1,669
Silver	23	24	31	31

(i)                     Market prices are based on the average London PM fixing for gold and average fixing for silver.

In 2013, earnings from mine operations amounted to $190.3 million, the net loss was $455.1 million and operating cash flows reached $261.6 million, compared to earnings from mine operations of $259.1 million, net earnings of $90.8 million and operating cash flows of $271.5 million in 2012. The decrease in the average gold price in 2013 is responsible for the lower earnings from mine operations in 2013, even though the Company continued to reduce its production costs (per ounce produced). The net loss in 2013 is the result of an impairment charge of $487.8 million (net of a deferred tax recovery of $43.1 million) on the Hammond Reef gold project. Excluding this non-cash charge, net earnings would have reached $32.7 million in 2013.

In 2011, Osisko achieved commercial production and generated its first revenues from production in the second quarter of that year. As a result, earnings from mine operations, net earnings and operating cash flows were lower than in 2012, the first full year of commercial production.

Overview of Financial Results

Financial Summary — Year 2013

•                  Net loss of $455.1 million or $1.04 per basic and diluted share compared to net earnings of $90.8 million or $0.23 per basic and diluted share in 2012;

•                  Revenues of $675.6 million in 2013 compared to $665.4 million in 2012;

•                  Mine operating earnings of $190.3 million in 2013 compared to $259.1 million in 2012;

•                  Operating cash flows of $261.6 million in 2013 compared to $271.5 million in 2012;

•                  464,991 ounces of gold sold at an average price of US$1,388/oz compared to 394,603 ounces of gold sold at an average price of US$1,669/oz in 2012.

During the year ended December 31, 2013, Osisko incurred a net loss of $455.1 million (net loss per share of $1.04) compared to net earnings of $90.8 million (net earnings per share of $0.23) for the comparative period in 2012. The net loss in 2013 is the result of an impairment charge of $487.8 million, net of a deferred tax recovery of $43.1 million, on the Hammond Reef gold project. Excluding this non-cash charge, net earnings would have reached $32.7 million in 2013. Lower realized gold prices, partially offset by increased production and sales, resulted in lower earnings from mine operations in 2013. In addition, Osisko wrote-off mining assets for $18.0 million in 2013 compared to $0.6 million in 2012.

Excluding specific non-cash items, adjusted net earnings(5) amounted to $116.0 million ($0.27 per share) for 2013 compared to $199.8 million ($0.51 per share) in 2012.

Total precious metal sales amounted to $675.6 million in 2013, comprising of 464,991 ounces of gold and 393,545 ounces of silver, compared to precious metal sales of $665.4 million in 2012, comprising of 396,603 ounces of gold and 225,531 ounces of silver.

The Canadian Malartic mine generated operating earnings of $190.3 million in 2013 compared to $259.1 million in 2012. The cash margin(5) amounted $673 per ounce in 2013, a decrease of $146 per ounce when compared to $819 per ounce in 2012. The decrease is the result of a decrease of $235 per ounce in the average selling price of gold, partially offset by a decrease of $89 per ounce in the cash costs per ounce(5).

(5) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Consolidated Statement of Income (Loss)

The following table presents a summarized Consolidated Statement of Income (Loss) for the years ended December 31, 2013 and 2012 (in thousands of dollars):

		2013	2012(1)
			(adjusted)
		$	$

Revenues	(a)	675,648	665,375

Mine operating costs
Production costs	(b)	(359,182)	(332,417)
Royalties	(b)	(8,832)	(8,924)
Depreciation	(b)	(117,358)	(64,920)

Earnings from mine operations		190,276	259,114

General and administrative expenses	(c)	(32,371)	(29,361)
Exploration and evaluation expenses	(d)	(12,966)	(10,833)
Write-off of property, plant and equipment	(e)	(17,950)	(617)
Impairment of property, plant and equipment	(f)	(530,878)	—

Earnings (loss) from operations		(403,889)	218,303

Other expenses - net	(g)	(49,132)	(48,120)

Earnings (loss) before income and mining taxes		(453,021)	170,183

Income and mining tax expense	(h)	(2,082)	(79,395)

Net earnings (loss)		(455,103)	90,788

(1)         Balances related to 2012 have been adjusted to reflect the impact of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. See “Changes in accounting policies” section of the MD&A.

(a)         Revenues are comprised of the following:

	2013			2012
	Average			Average
	selling price		Total	selling price		Total
	per ounce	Ounces	revenues	per ounce	Ounces	revenues
	($)	Sold	($000’s)	($)	Sold	($000’s)
Gold	1,433	464,991	666,260	1,668	394,603	658,354
Silver	24	393,545	9,388	31	225,531	7,021
			675,648			665,375

(b)         Production costs amounted to $359.2 million in 2013 compared to $332.4 million in 2012. Higher production costs of ounces sold in 2013 are mainly the result of higher sales, partially offset by a decrease in production costs per ounce produced. The increase in depreciation expense is mainly due to higher depreciable property, plant and equipment and higher production. In 2013, earnings from mine operations represented 28% of sales (mine operating costs were 72% of sales), compared to 39% (mine operating costs were 61% of sales), in 2012. The difference is mainly the result of lower selling prices and higher depreciation, partially offset by a decrease in production costs per ounce produced and higher sales in ounces.

(c)          General and administrative expenses (G&A) increased by $3.0 million in 2013 compared to 2012. Salaries and fringe benefits were $13.4 million in 2013 compared to $12.2 million in 2012, an increase of $1.2 million mainly due to higher bonuses following increase in production. Share-based compensation from share options decreased to $5.2 million in 2013 from $6.1 million in 2012. The decrease is mainly due to lower weighted average fair values of options granted caused by lower common share prices for the 2013 and 2012 grants. Other general and administrative expenses increased by $2.7 million to reach $13.8 million in 2013. G&A expenses in the first quarter of 2013, following the acquisition of Queenston, increased G&A expenses during that period. These additional G&A expenses from the acquisition of Queenston were reduced to nil in the following quarters.

(d)         Exploration and evaluation expenses reached $13.0 million in 2013 compared to $10.8 million in 2012 as a result of Hammond Reef for which investments were capitalized prior to the impairment booked in the second quarter of 2013.

(e)          Write-offs of property, plant and equipment are related to abandoned exploration projects and amounted to $18.0 million in 2013 compared to $0.6 million in 2012.

(f)           In 2013, the Company recorded an impairment charge of $530.9 million, representing 100% of the property, plant and equipment related to the Hammond Reef gold project. For more details, refer to the Impairment of Property, Plant and Equipment section of this MD&A.

(g)          Other net expenses in 2013 include finance costs of $31.2 million, an impairment charge on investments of $10.6 million, a net loss on financial assets of $1.8 million, a loss on foreign exchange of $6.3 million and a share of loss of associates of $1.1 million, partially offset by interest income of $1.8 million.

In 2012, other net expenses include finance costs of $30.8 million, an impairment charge on investments of $12.4 million and a net loss on financial assets of $6.2 million (including a loss of $5.1 million on the initial investment in Queenston), partially offset by a gain on foreign exchange of $1.9 million and interest income of $1.5 million.

(h)         The effective income tax rate in 2013 is 0.5% compared to 46.7% in 2012. The main element that impacted the effective income tax rates in 2013 is the impairment charge of $530.9 million on the Hammond Reef gold project.

Liquidity and Capital Resources

As at December 31, 2013, the Company’s cash and cash equivalents, short-term investments and restricted cash amounted to $210.5 million compared to $155.5 million as at December 31, 2012, as summarized below:

	December 31,	December 31,
(In thousands of dollars)	2013	2012

Cash and cash equivalents	161,405	93,229
Short-term investments	—	19,357
Restricted cash
Current	560	4,563
Non-current	48,490	38,362
	210,455	155,511

Short-term investments were acquired following the acquisition of Queenston as at December 28, 2012 and were converted into cash and cash equivalents during the first quarter of 2013 to increase the flexibility of available liquidities. The Company has also collected in June the $30.0 million note receivable from Kirkland Lake Gold Inc. related to the sale of properties by Queenston prior to its acquisition by Osisko.

On July 5, 2013, Osisko deposited $11.6 million for the Government of Québec, representing the balance of the total guarantee required to cover the entire future costs of rehabilitating the Canadian Malartic mine site. The aggregate deposits for the Government of Québec amount to $46.4 million.

As at December 31, 2012, an amount of $4.0 million of restricted cash was pledged as security against a letter of credit issued to Hydro-Québec for the installation of a new electrical transmission line for the Canadian Malartic mine, which was completed in 2010. The letter of credit was released in the first quarter of 2013. An additional amount of $0.5 million was also given as a guarantee for the completion of the relocation program of the southern neighborhood of the Town of Malartic and is outstanding as at December 31, 2013 and December 31, 2012.

During 2013, the Company’s reimbursements to long-term debt providers totalled $39.2 million.

The following table summarizes the financings completed in the 2012 and 2013:

			Gross	Net Cash
	No of Shares/	Price	Proceeds	Proceeds
	Units	($)	($000’s)	($000’s)

2013
Private placement — flow-through shares	1,416,400	6.25	8,853	8,769
Exercise of Options	668,634	2.58	1,725	1,725
Employee Share Purchase Plan — Employee Portion	461,768	5.00	2,307	2,307
Total	2,546,802		12,885	12,801

2012
Exercise of Options	3,862,067	4.44	17,145	17,145
Employee Share Purchase Plan — Employee Portion	234,040	9.02	2,113	2,113
Total	4,096,107		19,258	19,258

The amount of principal of long-term debt payments as at December 31, 2013, per calendar year, is as follows: (in millions of dollars)

		RQ and		CAT	CAT
	CPPIB	CDPQ(1)	FSTQ(2)	Loan	Finance lease	Total
2014	30.0	—	5.0	7.3	32.5	74.8
2015	40.0	—	1.7	0.6	37.5	79.8
2016	40.0	—	—	—	18.3	58.3
2017	40.0	75.0	—	—	4.7	119.7
2018	—	—	—	—	2.3	2.3
Less: imputed interest	—	—	—	—	(5.8)	(5.8)
Total debt	150.0	75.0	6.7	7.9	89.5	329.1

(1)              If Ressources Québec (“RQ”) and Caisse de dépôt et placement du Québec (“CDPQ”) do not exercise their option to convert the debentures into shares.

(2)              FSTQ may elect to convert the loan into shares in the event of a change of control.

The following table details the outstanding warrants as at December 31, 2013:

	Number of	Exercise	Potential
Expiry date	warrants	price	proceeds
		$	$
September 30, 2017	12,500,000	6.25	78,125,000

Modifications to long-term debt terms

In July 2013, the Company entered into preliminary agreements with CPPIB, RQ and CDPQ to amend certain elements related to its loans. The final agreements were completed and signed in December 2013, effective October 1, 2013. The changes are as follows:

CPPIB Loan

•                  to base the loan repayments on pre-determined fixed amounts: $30,000,000 in June 2014 and $40,000,000 in June 2015, 2016 and 2017;

•                  to revise the interest rate to 6.875% starting on October 1, 2013;

•                  to cancel the delayed drawdown facility ($100,000,000);

•                  to amend the outstanding warrants originally issued when the loans were initially drawn.

The acceleration clause of the warrants was modified allowing the Company to accelerate the exercise of the 12,500,000 warrants if the common shares of Osisko trade at a price of $8.15 per share for 15 consecutive days. If Osisko were to use the acceleration clause (“compulsory exercise”), CPPIB would be entitled to receive additional warrants that would be exercisable if a change of control would occur in the following 90 days. These additional warrants would be exercisable at the weighted average price at which the common shares have traded during the 5 consecutive trading days immediately preceding the compulsory exercise.

The amendments to the existing loan were accounted for as a modification of debt. The total transaction costs related to the amendments amounted to $4,825,000, including $2,314,000 from the changes to the terms of the warrants.

Convertible Debentures

•                  to delay by three years the debentures repayment to November 2017;

•                  to revise the interest rate to 6.875% starting on October 1, 2013;

•                  to amend the conversion clause to a price of $6.25 per share.

The amendments to the existing debentures were accounted for as a modification of debt. The total transaction costs related to the amendments amounted to $1,085,000.

Cash Flows

The following table summarizes the cash flows activities (in thousands of dollars):

	2013	2012(1)

Cash flows
Operations	276,388	295,103
Working capital items	(14,822)	(23,597)
Operating activities	261,566	271,506
Investing activities	(141,371)	(262,327)
Financing activities	(52,019)	(16,620)
Change in cash and cash equivalents	68,176	(7,441)
Cash and cash equivalents — beginning of period	93,229	100,670
Cash and cash equivalents — end of period	161,405	93,229

(1)         Balances related to 2012 have been adjusted to reflect the impact of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. See “Changes in Accounting Policies” section of the MD&A.

Operating Activities

Cash flows from operating activities reached $261.6 million in 2013 compared to $271.5 million in 2012. Excluding the non-cash working capital items, cash flows from operations amounted to $276.4 million compared to $295.1 million in 2012.

Cash flows from operating activities, before non-cash working capital items, decreased slightly in 2013 compared to 2012. The decrease of $18.7 million is mainly the result of higher production costs by $26.8 million (higher number of ounces sold in 2013) while revenues increased by only $10.3 million due to lower average gold prices.

Investing Activities

Cash flows used in investing activities amounted to $141.4 million compared to $262.3 million in 2012.

In 2013, cash outflows related to investments in property, plant and equipment amounted to $189.1 million (including property, plant and equipment included in accounts payable at the date of acquisition of Queenston of $6.6 million) compared to $253.6 million in 2012. Investments in 2013 are mainly related to Canadian Malartic (stripping costs, sustaining capital and expansion), Kirkland Lake and Upper Beaver. Investments in 2012 are related to the expansion of the Canadian Malartic mine, the installation of the pre-crush circuit and investments on the Hammond Reef project.

In 2013, investing activities provided cash inflows of $19.4 million from a decrease in short-term investments and $30.0 million from the collection of a note receivable from Kirkland Lake Gold (from the acquisition of Queenston). Osisko increased its restricted cash during the same period by $6.1 million.

In the 2012, Osisko acquired for $53.3 million of investments, including $42.3 million to acquire 7.8 million common shares of Queenston. Cash and cash equivalents received from the acquisition of Queenston Mining Inc. on December 28, 2012 amounted to $40.5 million.

Volatility in the gold price and financial markets in 2013 has led Osisko to review its rate of discretionary spending in exploration and advancing new projects. As a result, the Company has committed in April 2013 to decrease discretionary spending for 2013 by over $80.0 million. It finally achieved a total reduction of $96.3 million, $16.0 million over the initial objective.

The following table describes the actual reduction in expenses compared to the revised and original budget (in millions of dollars):

		Revised	Original
	Actual	budget(a)	budget

Canadian Malartic mine	82.5	80.8	98.0
Upper Beaver project	8.5	18.5	70.0
Hammond Reef	5.5	7.0	10.0
Exploration - capitalized	27.2	31.6	42.0
Capital expenditures(b)	123.7	137.9	220.0

(a)         Excluding variation in accounts payable related to the Canadian Malartic expansion, Hammond Reef, Upper Beaver and Kirkland Lake projects.

(b)         The difference between $123.7 million from the table above and $182.5 million presented on the Statement of Cash Flows is explained by $40.0 million capitalized stripping activity and $18.8 million variation in accounts payable and accrued liabilities related to 2012 capital expenditures which are not a part of the original budget of $220.0 million.

Financing Activities

Cash used by financing activities amounted to $52.0 million in 2013 compared to $16.6 million in 2012.

Cash used in 2013 is mainly the result of payments on the finance lease and long-term debt of $27.4 million and $11.7 million, interest payments of $22.0 million and long-term debt transaction costs payments of $3.7 million (related to the amendments of the CPPIB loan and convertible debentures). These cash outflows were partially offset by the issuance of common shares from the issuance of flow-through shares ($8.9 million), the exercise of share options and the employee share purchase plan that generated $12.8 million in 2013.

In 2012, payments on the finance lease and long-term debt amounted to $22.8 million and $5.0 million, while interest paid amounted to $22.3 million. These cash outflows were partially offset by the issuance of common shares from the exercise of share options and the employee share purchase plan that generated $19.1 million in 2012. In addition, Osisko contracted a new loan of $14.7 million related to a service agreement for the repair and maintenance of major components of the 240-ton haul trucks (repayable in 24 monthly instalments at an interest rate of 0%).

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	2013(4)				2012(4),(5)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash (1)	210,455	171,590	153,695	139,278	155,511	114,874	123,376	143,766
Working capital	132,350	80,055	83,595	68,731	91,951	36,177	71,145	32,395
Total assets	2,222,001	2,188,005	2,168,856	2,716,288	2,687,905	2,246,923	2,179,048	2,145,945
Total long-term debt	316,951	328,568	331,459	335,949	337,412	327,916	330,178	333,467
Shareholders’ equity	1,731,068	1,706,919	1,690,138	2,180,064	2,162,018	1,765,295	1,722,515	1,697,776
Revenues	185,774	171,298	159,195	159,381	191,080	158,503	157,134	158,658
Earnings from mine operations	53,685	38,987	42,619	54,985	73,169	63,503	49,984	72,458
Earnings (loss) attributable to Osisko shareholders	10,488	9,755	(492,762)	17,416	12,866	28,343	18,984	30,595
Earnings (loss) per share	0.02	0.02	(1.13)	0.04	0.03	0.07	0.05	0. 08
Gold production (oz)	137,321	120,208	111,701	106,047	101,544	103,753	92,003	91,178
Gold sales (oz)	136,826	123,151	109,503	95,511	111,104	95,424	95,675	92,400
Cash margin per ounce(2) ($/oz)	628	616	653	841	865	795	735	878
Weighted average shares outstanding (000’s)
- Basic	438,370	437,186	436,695	436,502	391,538	388,153	387,279	385,777
- Diluted	438,666	437,782	436,695	436,943	392,719	390,238	389,024	390,420
Share price ($/Share)
- High	8.32	5.83	6.06	8.32	10.09	10.62	11.71	12.97
- Low	2.98	3.31	2.98	5.56	7.14	7.15	6.25	9.89
- Close	4.71	5.21	3.48	6.03	8.00	9.74	7.00	11.58
Price of gold (average US$)	1,276	1,326	1,415	1,632	1,722	1,652	1,609	1,691
Closing exchange rate(3) (US$/Can$)	1.0636	1.0285	1.0512	1.0156	0.9949	0.9837	1.0191	0.9991

(1)                       Includes cash and cash equivalents, restricted cash and short-term investments.

(2)                       “Cash margin per ounce” is a non-IFRS financial performance measure with no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A for the definition of “Cash margin per ounce”.

(3)                       Bank of Canada Noon Rate.

(4)                       Financial information in Canadian dollars and prepared in accordance with IFRS.

(5)                       Balances related to 2012 have been adjusted to reflect the impact of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. See “Changes in Accounting Policies” section of the MD&A.

During the second quarter of 2013, Osisko took an impairment charge of $530.9 million on its Hammond Reef gold project. Commercial production at Canadian Malartic began in May 2011 and the Company recorded its first sales on the Consolidated Statement of Income in the second quarter of 2011. The Company continued to invest in 2011, 2012 and 2013 in exploration and development projects, including the expansion of the Canadian Malartic mine, the Hammond Reef gold project and the Upper Beaver and Kirkland Lake properties. In December 2012, Osisko acquired Queenston Mining Inc. for $417.5 million.

Fourth Quarter Results

•      Gold production of 137,321 ounces;

•      Sales of $185.8 million;

•      Earnings from mine operations of $53.7 million;

•      Operating cash flows of $72.5 million;

•      Net earnings of $10.5 million, or $0.02 per share;

•      Capital investments of $25.2 million;

•      Debt repayment of $10.2 million;

•      Completion of debt amendments reducing interest rates and extending repayment schedules.

The financial results for the fourth quarter are as follows (in thousands of dollars):

		2013	2012

Revenues	(a)	185,774	191,080
Mine operating costs
Production costs	(b)	(94,876)	(95,307)
Royalties	(b)	(2,422)	(2,546)
Depreciation	(b)	(34,791)	(20,058)
Earnings from mine operations		53,685	73,169

General and administrative expenses	(c)	(10,149)	(8,411)
Exploration and evaluation expenses	(d)	(2,847)	(3,345)
Write-off of property, plant and equipment	(e)	(950)	—
Earnings from operations		39,739	61,413

Other expenses - net	(f)	(15,135)	(25,990)

Earnings before income and mining taxes		24,604	35,423

Income and mining tax expense	(g)	(14,116)	(22,557)
Net earnings		10,488	12,866

(a)   Revenues are comprised of the following:

	Three months ended			Three months ended
	December 31, 2013			December 31, 2012
	Average			Average
	realized price		Total	realized price		Total
	per ounce	Ounces	revenues	per ounce	Ounces	revenues
	($)	sold	($)	($)	sold	($)
Gold	1,341	136,826	183,452	1,698	111,104	188,694
Silver	22	106,907	2,322	32	74,100	2,386
			185,774			191,080

(b)         Production costs amounted to $94.9 million in the fourth quarter of 2013 compared to $95.3 million in the fourth quarter of 2012. Ounces produced increased in the fourth quarter of 2013, and production costs per ounce produced decreased. The increase in depreciation expense is mainly due to higher depreciable property, plant and equipment and higher production. In the fourth quarter of 2013, earnings from mine operations represented 29% of sales (mine operating costs were 71% of sales), compared to 38% (mine operating costs were 62% of sales) in the corresponding period of 2012. The difference is mainly the result of lower selling prices and higher depreciation, partially offset by a decrease in production costs per ounce produced and higher sales in ounces.

(c)          General and administrative expenses (G&A) increased by $1.7 million in the fourth quarter of 2013 compared to the corresponding period in 2012. Salaries and fringe benefits were $5.4 million in the fourth quarter of 2013 compared to $4.1 million in the fourth quarter of 2012, an increase of $1.3 million mainly due to higher bonuses following increase in production. Share-based compensation from share options increased slightly to $1.3 million in the fourth quarter of 2013 from $1.2 million in the fourth quarter of 2012. Other general and administrative expenses were stable at $3.4 million in the fourth quarter of 2013 compared to $3.2 million in the corresponding period in 2012.

(d)         Exploration and evaluation expenses reached $2.8 million in the fourth quarter of 2013 compared to $3.3 million in the corresponding period of 2012 as a result of a general decrease in exploration and evaluation.

(e)          Write-offs of property, plant and equipment are related to abandoned exploration projects and amounted to $1.0 million in the fourth quarter of 2013.

(f)           Other net expenses in the fourth quarter of 2013 include finance costs of $6.8 million, an impairment charge on investments of $6.0 million, an unrealized loss on foreign exchange of $2.9 million, partially compensated by interest income of $0.5 million.

Other net expenses in the fourth quarter of 2012 include finance costs of $8.0 million, an impairment charge on investments of $15.9 million, an unrealized loss on foreign exchange of $1.2 million, partially compensated by interest income of $0.4 million.

(g)          The effective income tax rate in the fourth quarter of 2013 is 57% compared to 64% in the fourth quarter of 2012. The main elements that impacted the effective income tax rates are related to non-deductible impairment charges and unrealized losses on investments.

Outlook

Mill throughput is expected to stabilize at approximately 55,000 tonnes per day in 2014 with the completion of optimization programs currently in progress. Together with increased contribution from higher grade material in the now accessible northern pit wall, it is anticipated that gold production for the current year will increase to between 525,000 to 575,000 ounces (an increase of 11% to 21% over record 2013 production of 475,277 ounces gold).

Cash costs per ounce (6) are estimated between $580 and $635, a 24% to 16% reduction in costs from 2013. Cash costs per ounce(6) in US dollars are estimated at US$527 to US$577 using an exchange rate of 1.10.

Capital expenditures for 2014 are estimated at $148.0 million:

(In millions of dollars)

Canadian Malartic(1)	125.8
Exploration and evaluation — capitalized	22.2
Capital expenditures	148.0

(1)   Includes $65.6 million related to stripping and pit preparation activities.

(6) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Contractual Obligations and Commitments

The following table presents information on the contractual obligations of the Company as at December 31, 2013:

(in thousands of dollars)

	Payments due by period
			Between	Between
		Less than	1 and 3	3 and 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$

Operating leases	1,459	1,102	357	—	—
Purchase obligations	11,629	11,629	—	—	—
Obligations under finance lease(a)	95,353	32,539	55,757	7,057	—
Long-term debt(a)	272,052	47,352	103,618	121,082	—
	380,493	92,622	159,732	128,139	—

(a)         Including interests.

As at December 31, 2013, cash reserved for exploration and evaluation expenses to be incurred for the flow-through shares issue amounts to $7,588,000.

Related Party Transactions

The compensation paid or payable to key management for employee services is presented below:

(in thousands of dollars)

	2013	2012
	$	$

Salaries and short-term employee benefits	5,680	4,766
Share-based compensation	5,675	7,102
	11,355	11,868

In case of a change of control, key management would be entitled to receive termination payments estimated at $25,792,000 as at December 31, 2013.

In 2013, the Company closed a non-brokered private placement with funds, certain accredited investors, directors, employees and officers and issued 1,416,400 flow-through shares at a price of $6.25 per share for gross proceeds of $8,852,500. The directors, officers and employees have subscribed to the flow-through shares under the same terms and conditions set forth for all subscribers for a total of 77,200 shares for gross proceeds of $482,500.

During the first quarter of 2012, the Company invested $3,000,000 in Braeval Mining Corporation, a mining exploration company of which officers and directors of Osisko Mining Corporation are also investors and/or directors.

During the third quarter of 2012, the Company acquired 3,200,000 additional shares of Bowmore Exploration Inc., an associate, at a price of $0.25 per share for a total cost of $800,000. Certain directors and officers of Osisko are shareholders and/or directors of Bowmore Exploration Inc.

Off-balance Sheet Items

The Company does not have any off-balance sheet arrangements other than operating leases for office space as well as letters of credit issued to government agencies. Those letters of credit are 100% secured by deposits (presented on the Company’s consolidated balance sheet under restricted cash) and are issued to government agencies with respect environmental guarantees. The government agencies may draw on the letters of credit in the event of a default by the Company under the terms of the agreements. As at December 31, 2013, the outstanding letters of credit had a value of $2.0 million.

Outstanding Share Data

As of March 18, 2014, 439,617,493 common shares were issued and outstanding. A total of 20,705,905 common share options were outstanding to purchase common shares under the Company’s share option plan and 12,500,000 common share purchase warrants were outstanding.

Subsequent Event

Unsolicited take-over bid by Goldcorp Inc.

On January 13, 2014, Goldcorp Inc. (“Goldcorp”) announced an unsolicited take-over bid to acquire all of the outstanding common shares of Osisko Mining Corporation in exchange for $2.26 in cash plus 0.146 of a Goldcorp common share (the “Unsolicited take-over bid”). The Unsolicited take-over bid was originally valid until February 19, 2014.

The Board of Directors of Osisko recommended that Osisko shareholders reject Goldcorp’s Unsolicited take-over bid and, on January 29, 2014, filed and mailed to Osisko shareholders the Director’s Circular. As described in the Director’s Circular, the Goldcorp offer is not a permitted bid under the Osisko’s Shareholder Rights Plan. As a result, the Board of Directors, in accordance with the Shareholder Rights Plan, has deferred the rights issuable under Osisko’s Shareholder Rights Plan until such later date as is determined by the Board of Directors.

On January 29, 2014, Osisko announced that it has commenced a legal proceeding against Goldcorp in the Québec Superior Court. In the proceeding, Osisko alleged that, in making its Unsolicited take-over bid for Osisko, Goldcorp misused confidential information and otherwise acted in a manner not permitted by the confidentiality agreement between the parties. Osisko also alleged that Goldcorp acted in bad faith and in a manner contrary to applicable law, in actions taken by Goldcorp prior to launching its Unsolicited take-over bid. Accordingly, Osisko sought an order enjoining the Unsolicited take-over bid and further conduct by Goldcorp that Osisko alleges is in breach of the confidentiality agreement.

On February 4, 2014, Goldcorp announced that it would not take up and pay for Osisko shares until Québec Superior Court judgement and extended its Unsolicited take-over bid to March 10, 2014. The Québec Superior Court had scheduled a hearing from March 3, 2014 to March 5, 2014.

On March 3, 2014, Osisko reached an agreement with Goldcorp to settle the proceeding that Osisko had commenced against Goldcorp in the Québec Superior Court. Pursuant to the settlement, Goldcorp has agreed not to take up and pay for any shares deposited to its Unsolicited take-over bid prior to April 15, 2014. In return, Osisko has agreed to waive the application of its shareholder rights plan on the earlier to occur of April 15, 2014, and the date Osisko enters into any third party transaction, to provide Goldcorp access to due diligence materials beginning on the earlier to occur of April 1, 2014 and the date that Osisko enters into any third party transaction, and to terminate its court proceeding against Goldcorp. The settlement also contemplates that no alternative transaction can be closed prior to April 15, 2014.

Osisko is continuing to manage a robust process to aggressively pursue a range of value maximizing alternatives that are in the best interests of Osisko, the Osisko shareholders and other stakeholders. The settlement contemplates that the deadlines described above may be abbreviated if Osisko announces a value maximizing alternative to Goldcorp’s Unsolicited take-over bid prior to April 15, 2014. While Osisko is engaged in a process to pursue value maximizing alternatives, there can be no assurance that an alternative transaction will arise.

In relation with the Unsolicited take-over bid, Osisko is incurring significant expenses that cannot be fully estimated at this time for financial and legal advisors. The Company would be required to pay, on the date of the change of control, termination payments to officers and certain employees, all outstanding share options, restricted and deferred shares units would vest, the loans and convertible debentures may become payable at the discretion of the lenders and FSTQ could elect to convert its remaining loan into shares.

Risks and Uncertainties

The Company is a gold producer that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves, and the ability of the Company to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company’s common shares. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

The following discussion reviews a number of important risks which management believes could impact the Company’s business. There are other risks, not identified below, which currently, or may in the future, exist in the Company’s operating environment.

Financial Risk

The Company became a producing company in 2011 and only has a recent history of profitability. The Company pursues its growth through acquisition and development of exploration projects. If additional funds are required, the source of funds that may be available to the Company, in addition to cash flows, is through the sale of additional equity capital or borrowings. There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is available, there can be no assurance that it will be obtained on terms favourable to the Company or provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company’s business and financial condition.

In addition, failure to comply with financial covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

Commodity Prices

Precious metal prices, such as gold prices, fluctuate widely and are affected by various factors beyond the Company’s control, including but not limited to: the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar, and global political and economic conditions. Declines in the prices of gold may adversely affect the Company’s development and mining activities, common shares price, financial results, life-of-mine plans and viability of mining projects. Although the Company believes that the fundamentals of supply and demand will remain robust in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease. For the year ended December 31, 2013, the Company did not utilize any hedging programs to mitigate the effect of commodity price movement.

Currency Fluctuations May Affect the Costs of Doing Business

The Company’s main activities and offices are currently located in Canada and the costs associated with the Company’s activities are in majority denominated in Canadian dollar. However, the Company’s revenues from the sale of gold and silver are in U.S. dollars and some of the costs associated with the Company’s activities in Canada are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-à-vis these currencies could increase the Company’s cost of doing business, mainly by reducing its revenues in Canadian dollars. For the year ended December 31, 2013, the Company did not utilize any hedging programs to mitigate the effect of currency movement.

Risk Linked with Industry Conditions

In order to pursue its growth, the Company must acquire and develop exploration and development projects, as well as renew its reserves at Canadian Malartic. Mineral exploration and development is extremely competitive and involves a high degree of risk. The Company must compete with a number of other companies that have greater technical and financial resources. It involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Most exploration programs do not result in the discovery of significant mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Commercial viability of exploiting any deposits encountered depends on a number of factors including infrastructure, commodity prices, energy costs, inflation, interest rates, financial market conditions, potential litigation, availability of qualified labour and governmental regulations, in particular those in relation to price, taxes, royalties, land use, governmental involvement in the project, importation and exportation duties. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered of sufficient quantity, quality, size and grade on any of the Company’s exploration properties to justify commercial operations nor that any exploration property will be brought into production.

Risk Related to Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates are based on assumptions such as metal prices, operating costs, drilling information and assays. Material and prolonged changes in metal prices can have an impact on the recoverability of the reserves and resources. Mineral resource evaluations may also be affected due to variances in geological conditions of a property due to erroneous geological data. Therefore, mineral reserve and resource estimates should be viewed as estimates only with no assurance of achieving the expected tonnages, grades and recovery levels.

Risk of Project Delay

There is significant risk involved in the development of advanced projects such as the Hammond Reef project and the Upper Beaver project. There could be project delays due to circumstances beyond the Company’s control. Risks include but are not limited to delays in acquiring all of the necessary mining and surface rights, project economics, capital funding, delays in obtaining environmental and construction authorizations and permits, as well as unforeseen difficulties encountered during the development process including labour disputes.

Operational Risk

In the course of its mining operations, the Company may be faced with various operational risks which may affect the production and financial performance of the mining unit. The risks include workforce availability and stoppages, mechanical breakdown, environmental incidents or adverse environmental conditions, parts and supplies availability, dilution, flooding, availability of process water, power outages, and theft.

Risk Linked to Community Relations

The Company’s principal asset, the Canadian Malartic mine, is located adjacent to the community of Malartic. Commercial open-pit production of the deposit requires not only the collaboration and support of the town council and residents of Malartic, but also the relocation of a portion of Highway 117, for which permits have not yet been obtained. Although the Company has taken all possible measures to ensure majority community support for the project, there is no guarantee that the Company will continue to retain the social contract during commercial production of the deposit.

The Hammond Reef Property is located within the traditional territory of regional Aboriginal communities. Development of the Hammond Reef Property requires the collaboration and support of these Aboriginal Communities. On December 10, 2010, the Seven First Nation Communities of the Rainy River District forming the Fort Frances Chiefs Secretariat, Lac Des Mille Lacs First Nation, the Company signed a resource sharing agreement, creating a commitment by all parties to engage in active consultation and collaboration, as part of the Company’s continued gold exploration and development activities at its Hammond Reef advanced gold project. The agreement came into effect once it had been ratified by the members of the signing communities. Although the ratification process was completed on September 26, 2011, there is no guarantee that the Company will continue to retain the social contract necessary for the development of the project.

On March 6, 2012 The Company signed a Memorandum of Understanding with the Métis Nation Of Ontario Secretariat Inc. and four regional Métis Communities providing for the funding of a Traditional Knowledge study and to ensure proper consultation in connection with the Hammond Reef project. In 2013, the Company commenced the negotiation of a Shared Interest Agreement with the Métis Nation of Ontario.

The Company’s Upper Beaver project and other exploration projects may also be impacted by relations with various community stakeholders. Although the Company continues to maintain an ongoing consultation process with various stakeholders and provides the framework for building a partnership based on transparency and respect, the Company’s ability to develop its mining assets may still be affected by unforeseen outcomes from such community relations.

Risk Linked with Government Regulation

The Company’s activities entail compliance with the applicable legislation or review processes and the obtaining of land use and all other permits, and similar authorizations of future overall mining operations are subject to the constraints contained in such legislation. The Company believes that it is in compliance in all material respects with such existing laws. Changing government regulations may, however, have an adverse effect on the Company.

In particular, the Company is conducting exploration activities in Québec which might be affected by the new Mining Act adopted by the Québec National Assembly on December 10, 2013. Although the Company continues to ensure that its exploration activities receive support from concerned municipals authorities and other stakeholders, amendments to the Mining might affect its exploration projects.

In addition, current political and social debate on the distribution of mining wealth in Québec and elsewhere may result in increased mining taxes and royalties, which could adversely affect the Company’s business and mining operations.

Environmental Risk

All phases of the Company’s operations are and will be subject to federal, provincial and local environmental regulation in the various jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards, land reclamation and labour standards. They also set forth limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste. Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

In 2013, the Company received 41 notices of non-compliance pertaining to exceeding noise level parameters, NOx gas production and surpassing limits for over pressure and vibrations during blasting operations. exceeding noise levels and blast-induced vibrations. Although the Company has diligently implemented several mitigating measures to reduce the impact on the Malartic community and continues its efforts to monitor and improve its environmental compliance, the Company may face administrative fines or penal charges in connection with its mining activities.

Insurance Risk

Although the Company maintains industry standard insurances to protect against certain risks, the Company’s insurance does not cover all the potential risks associated with a mining company’s operations. Moreover, insurance against risks such as environmental pollution or other hazards as a result of production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of high premium costs. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Risk on the Uncertainty of Title

Although the Company has obtained title opinions with respect to its key properties and has taken all possible measures to ensure proper title to its properties, including filing of necessary documents and payment of rents to local regulatory authorities, there is no guarantee that the title to any of its properties will not be challenged. Third parties may, unbeknownst to the Company, have valid claims underlying portions of the Company’s interests.

Risk Linked to Conflict of Interest

Certain directors and officers of the Company may also serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. Furthermore, certain directors and officers of the Company may also serve as directors of other companies involved in mineral exploration and development. Consequently, the possibility of conflict of interest exists at several levels.

To the extent that such other companies may participate in ventures in which the Company is also participating, or participate in business transactions with the Company, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. Canadian law and Company policy require the directors and officers of the Company to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions, or declare and refrain from voting on any matters in which such directors have a conflict of interest.

Human Resource Risk

The Company is dependent on its ability to attract, retain and develop highly skilled and experienced workforce and key management employees. The loss of these employees may adversely affect its business and operations. To this effect, the Company offers competitive remuneration and benefits and it also implemented regular training sessions to improve general and specific skills of its work force. As part of its succession planning, the Company also identified a limited number of high potential employees whose development aims at making them key managers within a short to medium term.

Reputational Risk

The consequence of reputational risk is a negative impact to the Company’s public image, which may influence its ability to acquire future mining projects and retain or attract key employees. Reputational risk may arise under many situations including, among others, cyber attacks and media crisis. Prior to acquire a particular project, the Company mitigates reputational risk by performing due diligence, which includes a review of the mining project, the country, the scope of the project and local laws and culture. Once the decision to participate in a mining project has been taken, the Company continues to assess and mitigate reputational risk through regular Board and Board’s Committees reviews.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. Internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO have evaluated the effectiveness of the Company’s DCP and ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as of December 31, 2013, the Company’s design and operation of its DCP and ICFR were effective in providing reasonable assurance that material information regarding this report, and the annual consolidated financial statements and other disclosures was made known to them on a timely basis and reported as required and that the financial statements present fairly, in all material aspects, the financial condition, results of operations and cash flows of the Company as of December 31, 2013. The CEO and CFO also concluded that no material weaknesses existed in the design of the ICFR.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year.

There were no changes to the accounting policies applied by the Company to each of the 2013 quarterly unaudited condensed interim consolidated financial statements, to those applied by the Company to the consolidated financial statements for the year ended December 31, 2013.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

(a) Critical accounting estimates and assumptions

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future.

The more significant areas requiring the use of management estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, relate to the impairment of assets; the ore reserves and estimates of recoverable gold that are the basis of future cash flow estimates for asset impairments/reversals and unit-of-production depreciation and depletion calculations; the estimated useful life of mining assets; the provision for environmental rehabilitation obligations and income and mining taxes.

The Company is also exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

(i)                 Impairment of property, plant and equipment

The Company’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of income.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of income.

The Company’s recoverability of its recorded value of its property, plant and equipment (including mining properties and associated deferred expenditures) is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

On an ongoing basis, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date net of mining duties and tax credits less write-downs, if appropriate, and are not intended to reflect present or future values.

The recoverable amounts of property, plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. Fair value less costs of disposal consists of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, selling prices of metals and operating costs. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining assets, which could result in material write-downs or write-offs in the future.

(ii)             Ore reserves and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpretation of the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates and reports ore reserves under the principles contained within the National Instrument 43-101 (“NI 43-101”) for the Standards of Disclosure for Mineral Projects in Canada. The NI 43-101 requires the use of reasonable investment assumptions — including:

(a) Future production estimates — which include proven and probable reserves, resource estimates and committed expansions;

(b) Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

(c) Future cash costs of production, capital expenditure and rehabilitation obligations.

Consequently, management will form a view of forecast sales prices, based on current and long-term historical average price trends. For example, if current prices remain below long-term historical averages for an extended period of time, management may assume that lower prices will prevail in the future and as a result, those lower prices are used to estimate reserves under the NI 43-101. Lower price assumptions generally result in lower estimates of reserves.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

(a) The carrying value of property, plant and equipment may be affected due to changes in estimated future cash flows;

(b) Amortization charges in profit or loss may change where such charges are determined using the units of production method, or where the useful life of the related assets change;

(c) Provisions for environmental restoration obligations may change - where changes to the reserve estimates affect expectations about when such activities will occur and the associated cost of these activities; and

(d) The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(iii)         Estimated useful life of mining assets

All mining assets are amortized using the units-of-production method where the mine operating plan calls for production from well-defined ore reserve over proved and probable reserves. For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable ore reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable ore reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating ore reserve.

Management estimates the useful lives of mining assets based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of mining assets for any period as well as their net recoverable value amounts are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of changes in the ore reserves, of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s mining assets in the future, therefore affecting the amortization and net realizable value of these assets.

(iv)           Provision for environmental restoration obligations

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.

(v)               Income and mining taxes

The Company is subject to income and mining taxes in some jurisdictions. Significant judgement is required in determining the total provision for income and mining taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income and mining tax assets and liabilities in the period in which such determination is made.

(b) Critical judgements in applying the Company’s accounting policies

Impairment of available-for-sale equity investment and investment in associates

The Company follows the guidance of IAS 39 to determine when an available-for-sale equity investment is impaired. The Company also applies IAS 39 to determine whether it is necessary to recognize any impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers an impairment loss. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Changes in Accounting Policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements, (“IAS 1”)

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items based on whether or not they may be reclassified to net earnings or loss in the future. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income, as other comprehensive income items are composed solely of items that may be reclassified subsequently to net earnings or loss.

IFRS 10, Consolidated Financial Statements, (“IFRS 10”)

IFRS 10 replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements, (“IFRS 11”)

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures. The adoption of IFRS 11 did not affect the Company.

IFRS 12, Disclosure of Interest in Other Entities, (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. The adoption of IFRS 12 resulted in incremental disclosures in the consolidated financial statements.

IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company’s finance department is responsible for performing the valuation of financial instruments at each reporting date, including Level 3 fair values. The Company’s policy is to recognize transfers into and out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. The Company added additional disclosures on fair value in its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, (“IFRIC 20”)

IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when two benefits accrue to the entity as a result of the stripping: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in the future periods. The Company adopted IFRIC 20 effective January 1, 2013. Upon adoption of IFRIC 20, the Company assessed the stripping asset on the balance sheet as at January 1, 2012 and determined that there are identifiable components of the ore body with which this stripping asset can be associated, and therefore no balance sheet adjustment was recorded at that date. The adoption of IFRIC 20 has resulted in increased capitalization of waste stripping costs and a reduction in mine operating costs in 2012. If the Company had not adopted IFRIC 20, the net loss for the year ended December 31, 2013 would have increased, the net earnings for the year ended December 31, 2012 would have decreased and capitalized waste stripping costs for the current and comparative years would have decreased.

The impact of adopting IFRIC 20 in the prior year consolidated financial statements is presented below:

(a)         Adjustments to the consolidated balance sheet:

	As at December 31,	Impact of	As at December 31,
	2012	IFRIC 20	2012
	(previously stated)		(adjusted)
	$	$	$

Inventories	73,795	(3,314)	70,481
Property, plant and equipment	2,329,773	22,773	2,352,546
Deferred income and mining taxes	(60,426)	(7,095)	(67,521)
Increase in retained earnings		12,364

(b)         Adjustments to the consolidated statement of income:

	Year ended	Impact of	Year ended
	December 31, 2012	IFRIC 20	December 31, 2012
	(previously stated)		(adjusted)
	$	$	$

Mine operating costs
Production costs	(353,827)	21,410	(332,417)
Depreciation	(62,969)	(1,951)	(64,920)
Income and mining tax expense	(72,300)	(7,095)	(79,395)
Increase in net earnings		12,364
Increase in net earnings per share and diluted net earnings per share		0.03

(c)          Adjustments to the consolidated statement of cash flows:

	Year ended	Impact of	Year ended
	December 31, 2012	IFRIC 20	December 31, 2012
	(previously stated)		(adjusted)
	$	$	$

Net earnings	78,424	12,364	90,788
Adjusted for the following items:
Depreciation	63,603	1,951	65,554
Income and mining tax expense	72,300	7,095	79,395
Change in non-cash working capital item:
Increase in inventories	(24,780)	3,314	(21,466)
Net cash flows provided by operating activities		24,724
Property, plant and equipment	(228,840)	(24,724)	(253,564)
Net cash flows used in investing activities		(24,724)
Net change in cash and cash equivalents		—

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the Consolidated Financial Statements for the years ended December 31, 2013 and 2012.

Accounting Standards Issued but not yet Applied

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2013. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 9, Financial Instruments (“IFRS 9”)

In November 2009 and October 2010, the International Accounting Standards Board (“IASB”) issued the first phase of IFRS 9, Financial Instruments. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. The Company does not intend to early adopt IFRS 9 in its consolidated financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRS 9 has not yet been determined.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company will adopt IFRIC 21 in its consolidated financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “cash generated from mine operations”, “cash costs per ounce”, “operating cash flows per share”, “cash margin per once”, “adjusted net earnings” and “adjusted net earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Comparative figures have been adjusted to reflect the adoption of IFRIC 20.

Cash generated from mine operations

“Cash generated from mine operations” is defined as “Revenues” for a certain period less “Production costs” (excluding non—cash “Share-based compensation”) and “Royalties”. “Cash generated from mine operations” less “Depreciation” and “Share-based compensation” results in “Earnings from mine operations”. The reconciliation table can be found in page 3 of this MD&A.

Cash costs per ounce

“Cash costs per ounce” is defined as the production costs of one ounce of gold excluding non-cash costs for a certain period. “Cash costs per ounce” is obtained from “Production costs” and “Royalties” less non-cash “Share-based compensation” and “By-product credits (silver sales)”, adjusted for “Production inventory variation” for the period, divided by the “Number of ounces of gold produced” for the period.

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
Gold ounces produced	137,321	101,544	475,277	388,478

(in thousands of dollars, except per ounce)

Production costs	94,876	95,307	359,182	332,417
Royalties	2,422	2,546	8,832	8,924
Share-based compensation	(316)	(579)	(1,838)	(2,809)
By-product credit (silver sales)	(2,322)	(2,386)	(9,388)	(7,020)
Inventory variation	3,211	(10,302)	4,297	(1,694)
Total cash costs for the period	97,871	84,586	361,085	329,818
Cash costs per ounce	713	833	760	849

Operating cash flows per share

“Operating cash flows per share” is defined as the “Cash flows from operating activities” divided by the “Weighted average number of common shares outstanding” for a certain period.

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Cash flows from operating activities ($000’s)	72,476	64,608	261,566	271,506
Weighted average number of common shares outstanding (000’s)	438,370	391,538	437,193	388,577
Operating cash flows per share	0.17	0.17	0.60	0.70

Cash margin per ounce

“Cash margin per ounce” is defined as the “Average selling price of gold per ounce sold” less “Cash costs per ounce produced” for the period.

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Average selling price of gold (per ounce sold)	1,341	1,698	1,433	1,668

Cash costs (per ounce produced)	713	833	760	849
Cash margin per ounce	628	865	673	819

Adjusted net earnings and adjusted net earnings per share

“Adjusted net earnings” is defined as “Net earnings” or “Net loss” less certain non-cash items: “Impairment of property, plant and equipment”, “Write-off of property, plant and equipment”, “Share-based compensation”, “Unrealized gain (loss) on investments”, “Impairment on investments”, “Gain — premium on flow-through shares” and “Deferred income and mining tax expense (recovery)”.

“Adjusted net earnings per share” is obtained from the “Adjusted net earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
(in thousands of dollars, except per share amounts)

Net earnings (loss) for the period	10,488	12,866	(455,103)	90,788

Adjustments:
Impairment of property, plant and equipment	—	—	530,878	—
Write-off of property, plant and equipment	950	—	17,950	617
Share-based compensation	1,956	2,017	8,015	9,629
Unrealized loss (gain) on investments	(168)	5,424	1,973	6,969
Impairment on investments	6,013	10,912	10,645	12,434
Gain — premium on flow-through shares	(445)	—	(445)	—
Deferred income and mining tax expense (recovery)
Related to the impairment of property, plant and equipment	—	—	(43,100)	—
Other	14,116	22,557	45,182	79,395
Adjusted net earnings	32,910	53,776	115,995	199,832

Weighted average number of common shares outstanding (000’s)	438,370	391,538	437,193	388,577
Adjusted net earnings per share	0.08	0.14	0.27	0.51

Caution Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company’s future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements include statements regarding the future price of gold and silver, the timely achievement of nameplate capacity, the timing and amount of estimated future mill throughput and production, operating, production and cash costs, currency fluctuations, the rescheduling of debt repayments, capital expenditures, expected ore grade, access to higher grade material, positive outcome of exploration activities, permitting timelines, the requirements of future capital, drill results and the estimation of mineral resources and reserves. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements contained in this report should not be unduly relied upon. These statements speak only as of the date of this report. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•                  general business and economic conditions;

•                  the supply and demand for, deliveries of, and the level and volatility of prices of gold and silver as well as petroleum products;

•                  impact of change in foreign currency exchange rates and interest rates;

•                  the timing of the receipt of regulatory and governmental approvals for the Company’s development project and other operations;

•                  the availability of financing for the Company’s development for future projects;

•                  the Company’s estimation of its costs of production, expected production, capital expenditure requirements and productivity levels;

•                  power prices;

•                  the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•                  the ability to attract and retain skilled staff;

•                  engineering and construction timetables and capital costs for the Company’s development project;

•                  market competition;

•                  the accuracy of the Company’s estimate of reserves and resources (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based;

•                  change in governments regulations and policies, including change in tax benefits and tax rates;

•                  environmental risks including increased regulatory constraints;

•                  the ability to deviate Québec’s highway 117 to allow for the mining of the South Barnat deposit in Malartic;

•                  the Company’s ongoing relations with its employees, its business partners and the communities and aboriginal groups related to its exploration and mining activities;

•                  the obtaining of the requested precisions and amendments of its Canadian Malartic mine operating permits in a timely manner, further to discussions with the Ministère du Développement durable, de l’Environnement, de la Faune et des Parcs; and

•                  the robustness of the Company’s process to pursue value maximizing alternatives.

Additional risk factors are described in more detail in the Company’s Annual Information Form filed with the securities commissions or similar authorities in certain of the provinces of Canada. The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

(Signed) Sean Roosen	(Signed) Bryan A. Coates
Sean Roosen	Bryan A. Coates
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

March 18, 2014

Corporate Information

Osisko Mining Corporation

Corporate Office

1100 av. des Canadiens-de-Montréal

Suite 300

Montreal, Québec, Canada H3B 2S2

Tel.: (514) 735-7131

Fax: (514) 933-3290

Email: info@osisko.com                                                                                           Web site: www.osisko.com

Directors and Officers

Victor H. Bradley, Chair of the Board

Marcel Côté, Vice Chair of the Board

Sean Roosen, President, Chief Executive Officer and Director

Staph Leavenworth Bakali, Director

John Burzynski, Vice President Corporate Development and Director

Michèle Darling, Director

Joanne Ferstman, Director

William A. MacKinnon, Director

Charles E. Page, Director

Gary Sugar, Director

Serge Vézina, Director

Denis Cimon, Vice President Technical Services

Bryan A. Coates, Vice President Finance and Chief Financial Officer

André Le Bel, Vice President Legal Affairs and Corporate Secretary

Luc Lessard, Senior Vice President and Chief Operating Officer

Elif Lévesque, Vice President and Controller

Robert Mailhot, Vice President Human Resources

Ruben Wallin, Vice President Environment and Sustainable Development

Robert Wares, Senior Vice President, Exploration and Resource Development

Legal Counsel

Bennett Jones LLP

Lavery, de Billy LLP

Auditors

PricewaterhouseCoopers LLP

Transfer Agent

Canadian Stock Transfer Company

Exchange listings

Toronto Stock Exchange - OSK

Deutsche Börse - EWX